DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 1001[redacted]
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

[redacted]ESSETURM
[redacted]NKFURT AM MAIN

LA ENSENADA, 2
ADRID ESPAÑA

SAKA 2-CHOME
...ATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5151

August 16, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- a press release *"Telefónica Data Brasil Holding S.A. Relevant Acts and Fact Disclosure Policy"* dated August 15, 2002

- press release *"Telefónica Data Brasil Holding S.A. the Transcription for the Meeting of the Board of Directors"* dated August 15, 2002

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S. A.
RELEVANT ACTS AND FACTS DISCLOSURE POLICY

August 15, 2002. (06 pages)

For more information, please contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.com.br

(São Paulo - Brazil), (August 15, 2002) Telefônica Data Brasil Holding S. A. (NYSE: TDBPY; BOVESPA: TDBH) hereby informs the relevant acts and facts disclosure policy.

INDEX

ITEM	TOPIC	PAGE
I	OBJECTIVE	02
II	DEFINITIONS	02
III	CONCERNED PARTIES	02
IV	RESPONSIBILITIES	03
V	PRECEPTS	03
VI	PUBLIC RELEASE	05
VII	EXCEPTION TO IMMEDIATE RELEASE	06
VIII	SECRECY POLICY	06

I - OBJECTIVE

The objective of this document is to establish the policy for disclosure of relevant acts and facts, taking into consideration the procedures related to the secrecy of the undisclosed relevant information.

II - DEFINITIONS

CVM - Comissão de Valores Mobiliários : autarkic institution, with the attributions to regulate and audit the securities market and the listed companies;

SEC – Securities and Exchange Commission : independent entity (established in 1934) with attributions to regulate and audit the securities market within the United States of America;

General Shareholder Meeting: meeting of the shareholders of the Company;

Administration bodies: Board of Directors and Executive Management of the Company;

Managers: members of the Executive Management created by ruling of the Company's by-laws;

Controlling shareholder: owner of the majority of the votes in the General Shareholder Meetings and chooses the majority of the Board Members;

Securities: shares, common and preferred, and ADR's, issued by Telefonica Data Brasil Holding S.A.;

Investor Relations Officer: Executive appointed by the Company, in charge of the relationship with CVM, the Stock Exchanges and the other participants of the securities market and of the release of relevant acts and facts.

III - CONCERNED PARTIES

This policy concerns to all the employees of Telefonica Data Brasil Holding S.A., Investor Relations Officer, Controlling Shareholders, Directors of the Board, members of the Audit Committee and Executives nominated in the by-laws.

IV - RESPONSIBILITIES

1. It is the duty of the Investor Relations officer of Telefonica Data Brasil Holding S.A.:

1.1. inform the Comissão de Valores Mobiliários – CVM, Securities and Exchange Commission – SEC and the exchanges, where the securities (shares and ADRs) issued by the Company are traded, whichever act or relevant fact occurred or that is related to its businesses;

1.2. release simultaneously to the market the relevant information to be released by any means of communication, including official press communiqués, or in meetings with unions or entities, investors, analysts or selected people, within the country or abroad, as well as, assure a wide and immediate release of that information in all the markets where the securities (shares) are traded.

2. The Controlling Shareholders, the Board of Directors, the Audit Committee and the Executives nominated in the by-laws have to:

2.1. inform the Inverstor Relations Officer of any act or relevant fact that they become aware, in order to inform it to the market.

V - PRECEPTS

1. It is considered as relevant any decision of the Controlling Shareholder, deliberation of the General Shareholder Meeting or the Administrative Bodies (Board of Directors or Executive Management), or any act or fact of policy or administrative nature occurred or related to its businesses that may influence in a significant way:

1.1. the quotation of the securities (shares) of the Company or to them referred;

1.2. the decision of the investors to buy, sell or hold those securities (shares);

1.3. the decision of the investors to execute any rights related to their condition as owner of the securities (shares) issued by the Company or related to them.

2. Examples of relevant acts/facts

2.1. The following are examples of potentially relevant acts or facts, which among others, are:

2.1.1. set the agreements or contracts for the transfer of the ownership of the company, even under suspended or active condition;

2.1.2. change in the control of the company, including creation, modification or termination of shareholder agreement;

2.1.3. creation, modification or termination of shareholder agreement in which the company is part or intervenes in, or has been registered in the records of the Company;

2.1.4. admittance or dismissal of a shareholder that has, with the Company, a contract or has operational, financial, technical or administrative cooperation;

2.1.5. grant authorization to negotiate securities issued by the Company in any market, domestic or foreign;

2.1.6. decision to promote the de-listing of the Company;

2.1.7. incorporation, merger or spin-off involving the Company ore related companies;

2.1.8. transformation or dissolution of the Company;

2.1.9. change in the shareholder structure of the equity holding of the Company;

2.1.10. change in the accounting principles;

2.1.11. renegotiation of debt;

2.1.12. approval of a plan to grant options to buy shares;

2.1.13. modification of the rights and advantages of the securities issued by the Company;

2.1.14. split or grouping of shares or granting of bonus;

2.1.15. acquisition of shares of the Company in order to keep or cancel them, or alienation of such shares;

2.1.16. profits or losses of the Company and all kind of earnings attributed in cash;

2.1.17. signature or waiver of contract, or lack of success in its completion, when the expectation for a closing of the deal is of public knowledge;

2.1.18. approval, modification or withdrawal of a project or delay in its implementation;

2.1.19. start, re-start or stop in the manufacturing or merchandising of a product or rendered services;

2.1.20. discovery, change or development of technology or resources of the Company;

2.1.21. modification of estimates released by the Company;

2.1.22. request for bankruptcy protection, bankruptcy request or admission or proposal of judicial act that might affect the economic and financial position of the Company.

VI – PUBLIC RELEASE

1. The release of the relevant act or fact must be made through the publication in the main newspapers usually used by the Company to this end; it could be made as a summary, including the URLs for the complete documents on the Internet, available to all investors in the same sense as the one sent to CVM and the exchanges in which the shares of the Company are traded.

2. The release and the communication of a relevant act or fact must be made in a clear and precise way, using a plain language that is understandable by the investors.

3. The release of the relevant act or fact will be, if possible, before the start or after the closing of the trading activities in the exchanges in which the shares of the Company are traded.

4. In the case that the securities issued by the Company are traded simultaneously in markets of different countries, the release of the relevant act or fact must be made, if possible, before the start or after the closing of the trading in both countries, while the opening hours of the Brazilian market will take precedence in case of incompatibility.

5. In cases that the release is sent during the trading hours, the Investor Relations Officer may, at the time of releasing the relevant act or fact, request simultaneously to the domestic and foreign exchanges that the securities of the Company, or related to them, are temporarily put on hold to allow the adequate spread of the relevant information.

6. Given the ADR program the Company has in the United States, every communication of relevant acts or facts is translated to English and registered as a release, simultaneously with the release in Brazil, in the SEC – Securities and Exchange Commission – using the "6 – K" form, with a copy to NYSE – New York Stock Exchange.

VII - EXCEPTION TO IMMEDIATE RELEASE:

1. The relevant acts or facts can be, exceptionally, in the conditions of item 3 (below), withhold of being released if the controlling shareholders or the administrators (Board of Directors and Executive nominated in the by-laws) believe that the said disclosure might endanger the interests of the Company.

2. Nevertheless, the controlling shareholders and the administrators, directly or through the Investor Relations Officer, are required to immediately disclose the relevant act or fact, under the hypothesis that the information runs out of control or if there is an atypical variation in the quotation, price or traded amount of the securities of the Company, or related to them.

3. The administrators or any shareholder may request to CVM, through a formal request addressed to its president, in a sealed envelope labeled as "confidential", the decision about the presentation or not of the information that was withheld because on reasons that endanger the interests of the Company.

VIII – SECRECY POLICY

1. It is up to the Controlling shareholders, the Board of Directors, the Audit Committee, the Executive nominated in the by-laws and the employees of Telefonica Data Brasil Holding S.A.: keep secrecy regarding information about relevant acts or facts, to which they have privileged access due to the position or job they hold, until their release to the marked, as well as to ensure that their subordinates and third-parties of their confidence also comply, having joint responsibility in case there is any violation to this policy.

2. In the case the Controlling Shareholders, the Board of Director, the Audit Committee and the Executives nominated in the by-laws have personal knowledge of the relevant act or fact and become aware of the omission of the Investor Relations Officer to comply with his duty to inform it to the market, their shared responsibility will be except in case they communicate immediately to CVM about said the relevant information.

Telefônica

TELEFÔNICA DATA BRASIL HOLDING S. A.

THE TRANSCRIPTION FOR THE MEETING OF THE BOARD OF DIRECTORS

August 15, 2002. (01 page)

For more information, please contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.com.br

(São Paulo - Brazil), (August 15, 2002) Telefônica Data Brasil Holding S. A. (NYSE: TDBPY; BOVESPA: TDBH) hereby informs the Transcription for the meeting of the Board of Directors held on July 18, 2002.

RELEVANT ACTS AND FACTS DISCLOSURE POLICY: The subject was presented by the President of the Company, Mr. Fernando Xavier Ferreira, and the Board took the following decision: a) approved the relevant acts and facts disclosure policy, as part of the meeting of June 20, 2002; b) appointed the Vice President of Finance, Control and Resource and Investor Relations Officer, Mr. Gilmar Roberto Pereira Camurra, to be accountable for the execution and supervision of said policy; c) authorized the Company to inform CVM and the stock exchange the approval of the disclosure policy, with the copy of the deliberation and the full document about the policy; d) authorized the Company to officially inform the terms of the deliberation, with the formal approval of the Controlling Shareholders, the Board of Directors, the Audit Committee, Executive nominated in the by-laws and other employees whose job and position allow them access to relevant information, in a document that will be filed in the corporate headquarters as long as it is effective and for a minimum period of five years after its expiration; and e) remind the Directors of the need to inform the Company, the CVM and the stock exchange about the quantity and all the characteristics of the securities that they own of the Company, controlled and controlling companies, provided such companies are listed, within the legal timeframe.